Exhibit 3.4 Amendment to Amended and Restated By-Laws of Cognex Corporation
Amendment to Amended and Restated By-Laws of
Cognex Corporation

The Amended and Restated By-Laws of Cognex Corporation, a Massachusetts corporation, are hereby amended by deleting Section 3.5 in its entirety and replacing such section with the following:

“3.5 Quorum; Voting. At any meeting of the shareholders, a quorum for the election of any Director or for the consideration of any question shall consist of a majority in interest of all stock issued, outstanding and entitled to vote at such election or upon such question, respectively, except that if two or more classes of stock are entitled to vote as separate classes for the election of any Director or upon any question, then in the case of each such class a quorum for the election of any Director or for the consideration of such question shall consist of a majority in interest of all stock of that class issued, outstanding and entitled to vote thereon. Stock owned by the Corporation, if any, shall be disregarded in determining any quorum unless held, directly or indirectly, in a fiduciary capacity. Both abstentions and broker non-votes are to be counted as present for the purpose of determining the existence of a quorum for the transaction of business at any meeting. Whether or not a quorum is present, any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question or by the presiding officer, and the meeting may be held as adjourned without further notice except to the extent required by applicable law.
Other than in a Contested Election Meeting (as defined below), when a quorum is present at any meeting of shareholders, a nominee for Director shall be elected to the Board of Directors if the votes properly cast “for” such nominee’s election exceed the votes properly cast “against” such nominee’s election (with “abstentions,” “broker non-votes” and “withheld votes” not counted as a vote “for” or “against” such nominee’s election). In a Contested Election Meeting, when a quorum for an election is present at any meeting, Directors shall be elected by a plurality of the votes properly cast at such meeting. A meeting of shareholders shall be a “Contested Election Meeting” if there are more persons nominated for election as Directors at such meeting than there are Directors to be elected at such meeting, determined as of the tenth day preceding the date of the Corporation’s first notice to shareholders of such meeting sent pursuant to Section 3.4 of these By-laws (the “Determination Date”); provided, however, that if in accordance with Section 4.1 of these By-laws, shareholders are entitled to nominate persons for election as Director for a period of time that ends after the otherwise applicable Determination Date, the Determination Date shall instead be as of the end of such period.
When a quorum for the consideration of a question (other than an election of Directors) is present at any meeting, a majority of the votes properly cast upon the question shall decide the question; except that if two or more classes of stock are entitled to vote as separate classes upon such question, then in the case of each such class a majority of the votes of such class properly cast upon the question shall decide the vote of that class upon the question; and except in any case where a larger vote is required by law or by the Articles of Organization. For purposes of determining the number of shares voting on a particular proposal, abstentions and broker non-votes are not to be counted as votes cast or shares voting.”

ADOPTED BY THE SHAREHOLDERS: April 28, 2016
EFFECTIVE ON: May 5, 2016

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